SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CAMERON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

CAMERON INTERNATIONAL CORPORATION

(Name of Filing Person (Issuer))

2.50% Convertible Senior Notes due 2026

(Title of Class of Securities)

13342BAA3 and 13342BAB1

(CUSIP Numbers of Class of Securities)

William C. Lemmer, Esq.

Senior Vice President and General Counsel

Cameron International Corporation

1333 West Loop South, Suite 1700

Houston, Texas 77027

Telephone:  (713) 513-3300

(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)

COPY TO:

Christine A. Hathaway, Esq.

Vinson & Elkins L.L.P.

2001 Ross Avenue, Suite 3700

Dallas, Texas 75201

Telephone: (214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**
$371,769,000	$43,162.39

*                             Calculated solely for purposes of determining the filing fee.  The purchase price of the 2.50% Convertible Senior Notes due 2026 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date.  As of May 16, 2011, there was $371,769,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $371,769,000.

**                      The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,162.39	Filing Party: Cameron International Corporation
Form or Registration No.: Schedule TO-I	Date Filed: May 17, 2011

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:                                 ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 17, 2011, as amended by Amendment No. 1 (“Amendment No. 1”) to such Schedule TO filed on May 20, 2011 (as amended and supplemented, the “Schedule TO”) by Cameron International Corporation, a Delaware corporation (“Cameron” or the “Company”).  Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of May 26, 2006 (the “Indenture”), between the Company and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee (the “Trustee”), relating to the Company’s 2.50% Convertible Senior Notes due 2026 (the “Notes”), the Schedule TO is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 2.50% Convertible Senior Notes due 2026, dated May 17, 2011 (as amended by Amendment No. 1, the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended and supplemented from time to time, collectively constitute the “Option Documents”).  Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Company Notice.  This Amendment is being filed on behalf of the Company.

Only those items amended are reported in this Amendment.  Except as specifically provided herein, the information contained in the Option Documents remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO or in the Option Documents.

Company Notice (Exhibit (a)(1) to the Schedule TO)

The Company Notice is hereby amended and supplemented as follows:

1.     Cover Page

The cover page of the Company Notice is hereby amended and supplemented by inserting a new fourth and fifth paragraph as follows:

The Notes are currently convertible into cash and shares of our Common Stock, subject to the Company’s right to pay cash in lieu of Common Stock for some or all of the Notes and the terms, conditions and adjustments specified in the Indenture and the Notes.  The current conversion rate of the Notes is 28.2656 shares of Common Stock per $1,000 principal amount of the Notes (which is equal to a conversion price of approximately $35.38 per share).    Holders who wish to convert all or a portion of their Notes should follow the procedures for conversion specified in the Indenture and the Notes.

On June 3, 2011, the Company issued a notice of redemption of the Notes pursuant to which all outstanding Notes have been called for redemption on Wednesday, July 6, 2011 for a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

2.     Summary Term Sheet

The first paragraph under the section of the Company Notice titled “Summary Term Sheet” on page 1 of the Company Notice is hereby deleted in its entirety and replaced with the following:

The following are answers to some of the questions that you may have about the Put Option.  To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice because it contains additional important information.  We have included page references to direct you to a more detailed description of the topics in this summary.

The section of the Company Notice titled “Summary Term Sheet—If I exercise the Put Option, when will I receive payment for my Notes?” on page 2 of the Company Notice is hereby deleted in its entirety and replaced with the following:

If I exercise the Put Option, when will I receive payment for my Notes?

We will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option.  We will, prior to 10:00 a.m., New York City time, on June 15, 2011, deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly thereafter distribute the cash to DTC, the sole record Holder.  DTC will thereafter distribute the cash to its participants in accordance with its procedures.  It is our understanding that DTC’s practice, at the due date of any payment in respect of securities such as the Notes, is to credit the direct participants’ accounts with the payment on the payment date if such payment is received prior to 3:00 p.m., Eastern time (or the next day with respect to payments received after 3:00 p.m., Eastern time), in accordance with their respective holdings shown on DTC’s records.  Payments by the participants and the indirect participants to the owners of beneficial interest in a global security such as the Notes will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC, the Company or the Trustee, subject to statutory or regulatory requirements in effect at the time.  (See Pages 9-10)

The section of the Company Notice titled “Summary Term Sheet—Can I withdraw previously surrendered Notes?” on page 2 of the Company Notice is hereby deleted in its entirety and replaced with the following:

Can I withdraw previously surrendered Notes?

Yes.  To withdraw previously surrendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system prior to 5:00 p.m., New York City time, on the Expiration Date.  The withdrawal notice must:

•                                          specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•                                          contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•                                          be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

You bear the risk of untimely withdrawal of your Notes.  You must allow sufficient time for completion of the necessary DTC withdrawal procedures by delivering, or causing to be delivered, a valid withdrawal request through the ATOP system prior to 5:00 p.m., New York City time, on the Expiration Date.  (See Page 9)

The section of the Company Notice titled “Summary Term Sheet—If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?” on page 3 of the Company Notice is hereby deleted in its entirety and replaced with the following:

May I exercise my conversion rights instead of surrendering my Notes for purchase?

Yes.  The Notes are currently convertible into cash and shares of our Common Stock,

subject to the Company’s right to pay cash in lieu of Common Stock for some or all of the Notes and the terms, conditions and adjustments specified in the Indenture and the Notes.  The current conversion rate of the Notes is 28.2656 shares of Common Stock per $1,000 principal amount of the Notes (which is equal to a conversion price of approximately $35.38 per share). If you wish to convert all or a portion of your Notes, you should follow the procedures for conversion specified in the Indenture and the Notes.  If you validly surrender your Notes for purchase pursuant to the Put Option, you may not convert your surrendered Notes unless you validly withdraw the Notes in compliance with the procedures described in Section 4 of this Company Notice. (See Page 9)

The following disclosure is added to the section titled “Summary Term Sheet” of the Company Notice on page 3 of the Company Notice before the section titled “Summary Term Sheet—Who is the Paying Agent?”:

What is the accounting treatment of the Put Option?

As of May 31, 2011, the original $72.7 million discount recorded under the provisions of the accounting rules for convertible debt instruments was fully amortized to interest expense.  Accordingly, the repurchase of any Notes under the Put Option will only lower our debt obligations by the carrying value of the Notes repurchased and decrease our cash on hand by the aggregate amount of cash utilized to repurchase the Notes and pay accrued interest on the Notes validly tendered.

3.     Terms of the Transaction

Section 2.1 of the Company Notice titled “The Company’s Obligation to Purchase the Notes” on page 4 of the Company Notice is amended to add the following as the fourth paragraph thereunder:

On June 3, 2011, the Company issued a notice of redemption of the Notes (the “Redemption Notice”) pursuant to which all outstanding Notes have been called for redemption on Wednesday, July 6, 2011 (the “Redemption Date”) for a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date (the “Redemption Price”).

Section 2.3 of the Company Notice titled “Conversion Rights of the Notes” on page 5 of the Company Notice is hereby deleted in its entirety and replaced with the following section:

2.3          Conversion Rights of the Notes.  The Notes are currently convertible into cash and shares of our Common Stock, subject to the Company’s right to pay cash in lieu of Common Stock for some or all of the Notes and the terms, conditions and adjustments specified in the Indenture and the Notes.  The current conversion rate of the Notes is 28.2656 shares of Common Stock per $1,000 principal amount of the Notes (which is equal to a conversion price of approximately $35.38 per share).

On April 1, 2011, the Notes became convertible at any time during the quarter ending June 30, 2011 because the closing price of our Common Stock during the quarter ending March 31, 2011 had exceeded $45.99 for at least 20 consecutive trading days in the 30 consecutive trading day period ending on March 31, 2011.  If a Holder validly surrenders its Notes for purchase pursuant to the Put Option, the Holder may not convert its surrendered Notes unless it validly withdraws the Notes in compliance with the procedures described in Section 4 of this Company Notice.  The Paying Agent is currently acting as Conversion Agent for the Notes.  The Conversion Agent can be contacted at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

Holders who do not surrender their Notes for purchase pursuant to the Put Option, or who validly withdraw a surrender of their Notes in compliance with the withdrawal procedures described in Section 4 of this Company Notice, will maintain the right to convert their Notes into

Common Stock subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  The Indenture provides that on and after June 15, 2011 until the close of business on the trading day immediately preceding the maturity date, Holders may convert their Notes at any time.

Section 2.5 of the Company Notice titled “Optional Redemption” on page 6 of the Company Notice is amended to add the following as the second paragraph thereunder:

On June 3, 2011, we issued the Redemption Notice pursuant to which we will redeem on July 6, 2011 all Notes outstanding on such date at the Redemption Price.

The fourth bullet of the first paragraph under Section 3.2 of the Company Notice titled “Agreement to be Bound by the Terms of the Put Option” on page 7 of the Company Notice is hereby deleted in its entirety and replaced with the following:

•                                          upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Notes surrendered and (ii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all necessary evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

The first paragraph of Section 4 of the Company Notice titled “Right to Withdrawal” on page 9 of the Company Notice is hereby deleted in its entirety and replaced with the following:

Notes surrendered for purchase may be withdrawn at any time if withdrawn in sufficient time to allow DTC to withdraw those Notes prior to midnight, New York City time, on the Expiration Date.  In order to withdraw Notes, Holders (or such Holders’ broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC.  According to DTC procedures, withdrawals may be submitted by DTC participants through the ATOP system from 9:00 a.m., Eastern time, to 5:00 p.m., Eastern time on Monday through Friday.  This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant prior to 5:00 p.m., New York City time, on the Expiration Date.  The withdrawal notice must:

•                                          specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•                                          contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•                                          be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

The third paragraph of Section 4 of the Company Notice titled “Right to Withdrawal” on page 9 of the Company Notice is hereby deleted in its entirety and replaced with the following:

You bear the risk of untimely withdrawal of your Notes.  You must allow sufficient time for completion of the necessary DTC withdrawal procedures by delivering, or causing to be delivered, a valid withdrawal request through the ATOP system prior to 5:00 p.m., New York City time, on the Expiration Date.

The first paragraph under Section 5 of the Company Notice titled “Payment for Surrendered Notes” on pages 9-10 of the Company Notice is hereby deleted in its entirety and replaced with the following:

We will, prior to 10:00 a.m., New York City time, on the Repurchase Date, deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly thereafter distribute the cash to DTC, the sole record Holder of the Notes.  Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever.  Accordingly, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in the Notes.  The Trustee has informed the Company that DTC is the sole record holder of the Notes.  It is our understanding that DTC’s practice, at the due date of any payment in respect of securities such as the Notes, is to credit the direct participants’ accounts with the payment on the payment date if such payment is received prior to 3:00 p.m., Eastern time (or the next day with respect to payments received after 3:00 p.m., Eastern time), in accordance with their respective holdings shown on DTC’s records.  Payments by the participants and the indirect participants to the owners of beneficial interest in a global security such as the Notes will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC, the Company or the Trustee, subject to statutory or regulatory requirements in effect at the time.  Your delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Repurchase Price for such Notes.

Section 10 of the Company Notice titled “Purchases of Notes by the Company and Its Affiliates; Agreements Involving the Company’s Securities” is amended to include the following as the fourth paragraph thereunder:

On June 3, 2011, we issued the Redemption Notice pursuant to which we will redeem on July 6, 2011 all Notes outstanding on such date at the Redemption Price.

Section 12 of the Company Notice titled “Additional Information” is amended to add to the list of filings thereunder the Company’s Current Reports on Form 8-K filed on May 26, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2011	Cameron International Corporation

	By	/s/ William C. Lemmer
	Name:	William C. Lemmer
	Title:	Senior Vice President and General Counsel